

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 29, 2017

Via E-mail
Daniel Serruya
Chief Executive Officer
BRK, Incorporated
411 Eastgate Road, Suite A
Henderson, NV 89011

> **Re:** **BRK, Inc.**
> **Amendment 1 to**
> **Information Statement on Schedule 14C**
> **Filed September 29, 2017**
> **File No. 000-54956**

Dear Mr. Serruya:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Thomas E. Puzzo, Esq.
        Brian Keasberry